No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2004

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On September 3, 2004, Honda Motor Co., Ltd. announced that it implemented acquisition of its outstanding company stock pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code.

Exhibit 2:

On September 8, 2004, P.T. Astra Honda Motor Inc., Honda’s joint venture company in Indonesia responsible for motorcycle production and sales, announced it began construction of its third manufacturing plant. (Ref. #C04-059)

Exhibit 3:

On September 8, 2004, Honda Motorcycle & Scooter India (Private) Ltd. (HMSI), Honda’s wholly owned subsidiary in India, introduced its first motorcycle model -Unicorn- with an air-cooled, 4-stroke, single-cylinder, 150cc engine. (Ref. #C04-060)

Exhibit 4:

On September 13, 2004, Guangzhou Honda Automobile Co., Ltd., Honda’s automobile production and sales joint venture in China, began production September 12, of Fit, a new small car for the China domestic market. (Ref. #C04-062)

Exhibit 5:

On September 13, 2004, Honda Europe Motorcycle S.R.L. revealed the new 2005 motorcycle models for the European market, on exhibit at INTERMOT Munchen (Munich Motor Show), major international motorcycle exhibition held from September 14th to 19th. (Ref. #C04-064)

Exhibit 6:

On September 27, 2004, Honda Motor Co., Ltd., announced production, domestic sales, and export results for the month of August. (Ref. #C04-065)

Exhibit 7:

On September 28, 2004, Honda Motor Co., Ltd. announced that it implemented acquisition of its outstanding company stock pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code.

Exhibit 8:

On September 29, 2004, Honda Foundation (Founder: Soichiro Honda, President: Hiromori Kawashima) announced that it decided to confer the Honda Prize for the year 2004 on Dr. Walter C. Willett (59), Professor of Epidemiology and Nutrition, Harvard School of Public Health, U.S.A.

Exhibit 9:

English translation of Notice concerning the date for determination of stockholders entitled to receive interim dividend

Exhibit 10:

First quarter report of the three months ended June 30, 2004 (which was mailed to ADR shareholders in September 2004)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD )

/s/ Satoshi Aoki
Satoshi Aoki Senior Managing and Representative Director

Date: October 15, 2004

September 3, 2004

Notice Regarding the Purchase of Treasury Stock

Tokyo, September 3, 2004— Honda Motor Co., Ltd. today announced that it implemented acquisition of its outstanding company stock as follows pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

(1) Type of shares acquired

Common stock of Honda Motor Co., Ltd.

(2) Period of acquisition

From August 3, 2004 to August 31, 2004

(3) Aggregate number of shares acquired

2,640,500 shares

(4) Aggregate amount of acquisition

13,912,577,000 yen

(5) Method of acquisition

Purchase on the Tokyo Stock Exchange

Reference:

Resolution at the meeting of the Board of Directors held on July 28, 2004.

(1) Type of shares to be acquired

Common stock of Honda Motor Co., Ltd.

(2) Maximum number of shares to be acquired

7,500,000 shares

(3) Maximum amount of acquisition

30 billion yen

(4) Period of acquisition

From August 3, 2004 to October 15, 2004

Number of Common Stock having been acquired from the date of resolution at the meeting of the Board of Directors (July 28, 2004) up to August 31, 2004.

(1) Aggregate number of shares acquired

2,640,500 shares

(2) Aggregate amount of acquisition

13,912,577,000 yen

Ref.#C04-059

Honda Begins Construction of Third Motorcycle Plant in Indonesia

Bekasi, West Java, September 8, 2004 — PT Astra Honda Motor Inc., Honda’s joint venture company in Indonesia responsible for motorcycle production and sales, today announced it has begun construction of its third manufacturing plant. The new plant will be located in MM2100 Industrial Town in Bekasi, 33 kilometers southeast of Jakarta. The total investment is expected to be approximately US$100 million (equivalent to ¥11 billion*1) and the plant will become operational in October 2005 with an annual capacity of approximately 1 million units.

*1 US$1 = ¥110

Honda began production of motorcycles in Indonesia in 1971 with a technical partnership with PT Federal Motor. In 2000, PT Astra Honda Motor Inc., a 50/50 joint venture between PT Astra International and Honda, was established to pursue production of motorcycle parts, motorcycle engine and chassis assembly, and sales. In 2003, PT Astra Honda Motor became Honda’s first overseas operation to achieve cumulative motorcycle production of 10 million units. The motorcycle market in Indonesia, the third largest in the world, expanded to 3.1 million units in 2003, a 22% increase from 2002. As the market is expected to grow even more in 2004 to approximately 4 million and beyond, Honda is enhancing its production capacity by adding a new plant, to swiftly respond to the increasing demands.

About P.T. Astra Honda Motor

Establishment:	December 2000
Operations began:	January 2001
Location:	Jakarta, Indonesia
Capital:	185 billion rupiah
Capitalization Ratio:	50% Honda Motor Co., Ltd. / 50% P.T. Astra International
Representative:	Minoru Yamashita
Business Activities:	Motorcycle parts production, motorcycle engine and chassis assembly, motorcycle sales
Employment:	9,000 associates (as of August 2004)
Production models:	Karisma-X (125cc Cub type), Supra Fit (100cc Cub type),
Mega Pro (150cc sports type), Tiger2000 (200cc sports type)

About New Plant

Production Start-up:	October 2005
Location:	MM2100 Industrial Town, Bekasi
Area:	Lot size: 30 hectares / Building size: 8.8 hectares
Total investment:	US$100 million (equivalent to ¥11 billion yen)
Annual capacity:	approximately 1 million units

ref. #C04-060

Honda Motorcycle & Scooter India Announces First Motorcycle Model;

Production of New “Unicorn” Model Begins on New Second Line

New Delhi, September 8, 2004 — Honda Motorcycle & Scooter India (Private) Ltd. (HMSI), Honda’s wholly owned subsidiary in India, today introduced its first motorcycle model – Unicorn – with an air-cooled, 4-stroke, single-cylinder, 150cc engine. HMSI also announced that production of the Unicorn has begun on a new second production line dedicated to motorcycles.

Unicorn is a sporty motorcycle with excellent driving stability due to its mono suspension. Unicorn’s newly developed engine achieves top level fuel efficiency in the 150cc motorcycle class – 60km per liter*1. In addition, Unicorn has unique features to achieve excellent usability such as “tough up tube” that helps prevent flat tires. The Unicorn will go on sale in October 7, at a price of 52,950 rupee (approximately ¥127,000 yen*2). HMSI plans to sell 110,000 units per year.

The second production line dedicated to motorcycle production – the MC line – is located in a new building adjacent to the existing first line which is dedicated to scooter production. Production of the Unicorn began September 1, 2004. The 2nd line’s annual production capacity for the 1st year is 150,000 units, with an initial investment of approximately 1.6 billion rupee (approximately ¥3.8 billion yen).

The total market size for motorcycles and scooters in India has reached 5.3 million units in 2003 (a 7% increase from the previous year), with motorcycles accounting for 4.1 million units (a 12% increase from the previous year). Motorcycles have been the driving force of market expansion in India.

HMSI began production of scooters in May, to start sales in June 2001, and has become the leading scooter manufacturer in the country. The company began exports of the 100cc scooter, LEAD, to European markets in 2003. By adding its first motorcycle model, Unicorn, HMSI will enhance the product lineup to better meet the diversifying needs of the market.

*1	measured by Honda’s Indian mode
*2	1 rupee = 2.4yen

Unicorn

<About Unicorn>

Length x Width x Height (mm)	: 2,090 × 750 × 1,095
Engine Type	: air-cooled 4-stroke single-cylinder engine
Displacement	: 149cc

<About Honda Motorcycle & Scooter India (Private) Ltd.>

Establishment:	August 1999
Location:	New Delhi, India (Gurgaon area, Haryana state)
Capital:	Rs. 300 Crore (3 billion rupee) (approximately 7.2 billion yen)
Capitalization Ratio:	100% Honda Motor Co., Ltd.
Representative:	Haruo Takiguchi, President & CEO
Business Activities:	Production and sales of motorcycles & scooters
Employment:	2,000 associates (as of August 2004)
Production models:	Activa (100cc scooter), Dio (100cc scooter), Eterno (150cc geared scooter), LEAD (100cc scooter for European market), Unicorn (150cc motorcycle)

Publicity photographs and materials concerning this release are available at the following URL:

http://www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

Ref.#C04-062

Honda Begins Production of “Fit” Hatchback in China

September 13, 2004 — Guangzhou Honda Automobile Co., Ltd., Honda’s automobile production and sales joint venture in China, began production September 12, of Fit, a new small car for the China domestic market. Fit will go on sale September 22.

Beginning production in March 1999 with the Accord, Guangzhou Honda has responded to customer needs in China by offering a product lineup ranging from mid- and high-end cars to economy cars, which now also includes the Odyssey and Fit Saloon. By adding the 5-door Fit, to the existing economy car lineup of 1.3 liter and 1.5 liter Fit Saloon models, Guangzhou Honda will be better able to meet the needs of the potentially large market of middle class individual car buyers. To date, sedans have been the focus of the Chinese auto market. However, Guangzhou Honda wants to create a new trend by developing the 5-door hatchback segment.

China is the fifth country to produce the Fit — after Japan, Brazil, Thailand, and Indonesia. The Fit first became popular in Japan, but has also been well-received in more than 70 countries in Europe, Asia and South America –earning recognition as a global model along with the Accord, Civic and the CR-V. Since it was first introduced a little more than 3 years ago, cumulative sales of the Fit now exceed 850,000 units.

From January through August of 2004, the automobile passenger market in China has grown to roughly 1.62 million units (+21% compared to the same period in 2003). Sales at Guangzhou Honda have risen to approximately 117,000 units during this same period (+70.2%).

•	Price

1.3 liter MT	96,800 R.M.B
1.3 liter CVT	106,800 R.M.B
1.5 liter MT	106,800 R.M.B
1.5 liter CVT	116,800 R.M.B

•	About Guangzhou Honda Automobile Co., Ltd.

Established:	July 1998
Capital Investment:	US$139,940,000
Capitalization Ratio:	50% Honda Motor Co., Ltd.
50% Guangzhou Auto Group Corp.
Location:	Guangzhou City, China
Representative:	Sho Minekawa, President (Director, Honda Motor Co., Ltd.)
Employment:	Approximately 4,300 associates
Start of Production:	March 1999
Products:	Accord 2.0L, 2.4L, 3.0L V6, Odyssey, Fit Saloon 1.3L, 1.5L Fit 1.3L, 1.5L
Annual Capacity:	240,000 units

ref. #C04-064

Honda Announces 2005 Motorcycle Models for Europe

Munich, Germany; September 13, 2004 – Honda Europe Motorcycle S.R.L. today revealed the new 2005 motorcycle models for the European market, on exhibit at INTERMOT München (Munich Motor Show), a major international motorcycle exhibition held this year from September 14 to 19.

Honda’s motorcycles for the new model year offer European customers exciting new performance. The CBR600RR, based on the advanced technologies featured on Honda’s RC211V MotoGP champion, offers improved performance, while the new mid-class FMX650, aimed at the popular European motard market, further reinforces the Honda lineup.

In addition, Honda continues to enhance environmental and safety performance. A new version of the CB1300 joins the growing lineup to feature the Antilock Braking System (ABS), and the Zoomer, a 50cc scooter highly popular in Japan, is now equipped with Programmed Fuel Injection (PGM-FI).

Key features of the models featured at the exhibition are as follows:

• CBR600RR

The CBR600RR is a mid-size supersport bike equipped with a liquid-cooled, four-stroke, in-line, four-cylinder, 600cc engine. First introduced in 2003, this motorcycle features advanced technologies and styling developed for the RC211V, Honda’s MotoGP machine, and has been very well received in Japan, Europe, and North America. The 2005 model for Europe features a lighter frame and improved suspension (including the inverted front fork and radial-mount front brake calipers used in the RC211V and CBR1000RR), providing improved performance and handling stability. The CBR600RR will be released in European markets starting at the end of 2004, and annual European sales are projected to reach 12,000 units.

The 2005 CBR600RR (European model)	The New FMX650

• FMX650

The new FMX650 is a dual sport model featuring an air-cooled, four-stroke, single-cylinder, 650cc engine and super motard styling. With fun motoring as its design concept, the FMX650 is equally at home in the city or out on the highway. Starting in spring 2005, the FMX650 will be released in a wide range of European markets. The FMX650 is manufactured by Honda affiliate Montesa Honda S.A. of Spain, and annual European sales are projected to reach 7,000 units.

• CB1300 and CB1300 ABS

The CB1300 is a naked sports motorcycle with a liquid-cooled, four-stroke, in-line, four-cylinder, 1300cc engine. The 2005 model features improved throttle response at lower speeds, and the CB1300 ABS Antilock Braking System-equipped model is now also available. Manufactured at the Hamamatsu Factory in Japan, CB1300 and CB1300 ABS are scheduled to be released in European markets staring in spring 2005. The combined annual European sales for the two bikes are projected to reach 2,000 units.

• Zoomer

The Zoomer, new to the European market, features cool naked styling and a liquid-cooled, four-stroke, single-cylinder, 50cc engine. Introduced in 2001 in Japan, it was developed by Honda’s “N”Project team, which focuses on the individualistic youth segment. The Zoomer has since been released in the North American market as well. The 2005 Zoomer will be the first 50cc scooter sold in Europe to feature Honda’s advanced Programmed Fuel Injection (PGM-FI), which not only improves fuel economy and reduces emissions, but also achieves smooth acceleration and even greater engine reliability. Starting in fall 2004, the 2005 Zoomer will be released in a wide range of European markets. The Zoomer is manufactured at the Kumamoto Factory in Japan, and annual European sales are projected to reach 5,000 units.

*	The “N(New)project” is a development team comprised of young designers dedicated to creating new products specifically designed to appeal to the unique needs and wants of a younger generation.

Publicity materials for the models described above are available at the following URL:

http:// www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists)

Ref.#C04-065

Best-selling Fit Lifts Honda’s August Sales to Number Two in Japanese Market

September 27, 2004 – Honda Motor Co., Ltd. today announced production, domestic sales, and export results for the month of August. With introduction of several new models and a minor model change of the Fit, Honda’s monthly sales ranked second among automakers in Japan for the first time in the last eight months. The Fit was also Japan’s best selling car in August for the first time since it achieved the position in August 2003. (The Honda Odyssey also ranked as a monthly best-seller in January of this year.)

Both domestic and overseas production showed substantial increases in August, up 12.6% and 21.6% respectively, compared to the same month a year ago. Domestic production has now increased for three consecutive months due to strong domestic sales, while overseas production has increased for seven consecutive months due primarily to a major increase in production in North America, Europe and Asia.

Total domestic sales increased 8.8% in August compared to the same month last year – placing Honda second in the Japanese automobile market for the first time since December 2003. The Honda Fit, which received a minor model change in June, became Honda’s and the industry’s best selling car for the month on sales of 11,663 units. Further, the Life and Odyssey models remained strong, with sales of 9,481 units and 5,730 units, respectively, while newly introduced models such as Edix and Elysion also made positive contributions to the sales increase, with 4,903 units and 3,444 units, respectively.

Total exports in August declined by 3.1% compared to the same month last year. The remodeled Fit also was well received in Europe and contributed to a 72.9% increase in exports to Europe this month compare to August 2003.

PRODUCTION, SALES, EXPORTS (August 2004)

PRODUCTION

	August		Year-to-Date Total (Jan - Aug 2004)
	Units	Vs.8/03	Units	Vs.2003
Domestic	82,919	+12.6%	803,493	+6.5%
Overseas (CBU only)	161,731	+21.6%	1,275,275	+6.7%

Worldwide Total	244,650	+18.4%	2,078,768	+6.6%

OVERSEAS PRODUCTION

	August		Year-to-Date Total (Jan - Aug 2004)
	Units	Vs.8/03	Units	Vs.2003
North America	104,748	+7.8%	816,636	-4.1%
(USA only)	69,617	+1.4%	537,498	-6.6%
Europe	12,645	+27.0%	126,455	+4.4%
Asia	37,836	+63.2%	284,798	+45.4%
Others	6,502	+144.8%	47,386	+78.8%

Overseas Total	161,731	+21.6%	1,275,275	+6.7%

SALES (JAPAN)

	August		Year-to-Date Total (Jan - Aug 2004)
Vehicle type	Units	Vs.8/03	Units	Vs.2003
Passenger Cars & Light Trucks	37,387	+17.7%	321,933	-2.1%
(Imports)	547	-59.6%	6,357	-57.7%
Mini Vehicles	15,726	-7.8%	171,275	+12.1%

Honda Brand Total	53,113	+8.8%	493,208	+2.4%

EXPORTS

	August		Year-to-Date Total (Jan - Aug 2004)
	Units	Vs.8/03	Units	Vs.2003
North America	14,118	-33.0%	152,329	-8.2%
(USA only)	12,814	-35.7%	138,851	-5.7%
Europe	11,671	+72.9%	93,444	+14.8%
Asia	1,744	+7.6%	11,736	-14.4%
Others	6,456	+14.8%	62,903	+29.4%

Total	33,989	-3.1%	320,412	+3.5%

For further information, please contact:

Shigeki Endo

Tatsuya Iida

Honda Motor Co., Ltd. Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545

September 28, 2004

Notice Regarding the Purchase of Treasury Stock

Tokyo, September 28, 2004— Honda Motor Co., Ltd. today announced that it implemented acquisition of its outstanding company stock as follows pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

(1) Type of shares acquired

Common stock of Honda Motor Co., Ltd.

(2) Period of acquisition

From September 1, 2004 to September 21, 2004

(3) Aggregate number of shares acquired

1,697,000 shares

(4) Aggregate amount of acquisition

9,281,524,000 yen

(5) Method of acquisition

Purchase on the Tokyo Stock Exchange

Reference:

Resolution at the meeting of the Board of Directors held on July 28, 2004.

(1) Type of shares to be acquired

Common stock of Honda Motor Co., Ltd.

(2) Maximum number of shares to be acquired

7,500,000 shares

(3) Maximum amount of acquisition

30 billion yen

(4) Period of acquisition

From August 3, 2004 to October 15, 2004

Number of Common Stock having been acquired from the date of resolution at the meeting of the Board of Directors (July 28, 2004) up to September 21, 2004.

(1) Aggregate number of shares acquired

4,337,500 shares

(2) Aggregate amount of acquisition

23,194,101,000 yen

September 29, 2004

PRESS RELEASE

HONDA FOUNDATION ANNOUNCES

THE HONDA PRIZE FOR THE YEAR 2004 WILL BE AWARDED TO

DR.WALTER C. WILLETT, PROFESSOR OF EPIDEMIOLOGY AND NUTRITION,

HARVARD SCHOOL OF PUBLIC HEALTH, U.S.A.

Honda Foundation (Founder: Soichiro Honda, President: Hiromori Kawashima) announced that it has decided to confer the Honda Prize for the year 2004 on Dr. Walter C. Willett (59), Professor of Epidemiology and Nutrition, Harvard School of Public Health, U.S.A. Among the 25 laureates of the Honda Prize, Dr. Willett will be the fifth American and the third medical scientist to receive the prize.

Dr. Willett pioneered the development of a dietary assessment tool which later became known as the Food Frequency Questionnaire (FFQ). In 1980, he commenced an 18-year large-scale FFQ epidemiologic diet survey (cohort research) on a cumulative total of 300 thousand men and women nationwide. This research convincingly proved diet plays a major role in the outbreak and prevention of chronic ailments like cancer, cardiac diseases, and diabetes. The results helped clarify the relationship between specific diseases and various food ingredients like fat, alcohol, and dietary fiber. They also serve as the basis for the importance of vitamins and supplements such as folic acid and beta-carotene in a healthy diet.

Before Dr. Willett developed FFQ, it was very difficult to show how diet was related to chronic diseases on a case-by-case basis although diet was thought to play an important role. Researchers worldwide followed Dr. Willett’s lead and conducted similar epidemiologic studies. As a result, nutritional epidemiology underwent a fundamental change and dramatic advances were realized. This is especially true in the field of elucidating the relationship between diet and maladies such as cancer and cardiac diseases.

Honda Foundation believes that Dr. Willett’s achievements are consistent with Eco-Technology* - a genuine technology which is advocated by the foundation. Dr. Willett, the 25th laureate of the Honda Prize, will be awarded a supplemental prize of 10 million yen. The award ceremony will be held at Hotel Okura, Tokyo, Japan on Wednesday, November 17, 2004.

*	Eco-Technology is the term coined to denote the harmonious development of ecology and technology. It is a technological concept for future society which values technological advances in harmony with the environment surrounding human activities, rather than the traditional pursuit and use of technology solely for efficiency and profit.

CURRICULUM VITAE

of

Professor Dr. Walter C. Willett

1945	Born in Hart, Michigan, USA

1970	M.D. University of Michigan Medical School

1973	M.P.H. Harvard School of Public Health

1980	Dr. P.H. Harvard School of Public Health, Epidemiology

1980-84	Assistant Professor of Epidemiology, Department of Epidemiology, Harvard School of Public Health

1984-87	Associate Professor of Epidemiology, Department of Epidemiology, Harvard School of Public Health

1986-92	Lecturer in Medicine, Harvard Medical School

1987-	Professor of Epidemiology and Nutrition, Harvard School of Public Health

1991-	Chairman, Department of Nutrition, Harvard School of Public Health

1992-	Professor of Medicine, Harvard Medical School

Awards: (from 1990 onward)

1994	American Cancer Society Cancer Prevention Award

1996	Distinguished Achievement Award, American Society for Preventive Oncology

1996	John Snow Award, APHA

1997	International Award for Modern Nutrition

2001	The Charles S. Mott Prize for most outstanding recent contribution related to the cause or prevention of cancer. General Motors Cancer Research Foundation

2003	People’s Pharmacy Award for Excellence in Research and Communications for Public Health

Publications:

1998	“Nutritional Epidemiology”

2001	“Eat, Drink, and Be Healthy”

Other

Over 900 articles have been published

(English Translation)

Notice concerning date for determination of stockholders

entitled to receive interim dividend

It is hereby notified that the forthcoming September 30, 2004 will be the date for determination of stockholders entitled to receive interim dividend as set forth in the Articles of Incorporation of the Company.

September 14, 2004

Honda Motor Co., Ltd.
No. 1-1, 2-chome
Minami-Aoyama
Minato-Ku
Tokyo

Transfer agent and place of business:

The Chuo Mitsui Trust and Banking Co., Ltd.

33-1, Shiba 3-chome, Minato-ku,

Tokyo 105-8574, Japan

Forwarding offices:

All branch offices of throughout Japan of the Chuo Mitsui Trust and Banking Co., Ltd. and the principal office and all branch and liaison offices of Nihon Shoken Daiko Kabushiki Kaisha.

September 14, 2004

Proxy Department

The New York Stock Exchange, Inc.

20 Broad Street

New York, N.Y. 10005

U.S.A.

Attn: Mr. Richard Ginivan

Proxy Department

Department of Stock List

Ms. Cecilia Cheung

Operation Representative

Dear Sirs/Mesdames,

Attached to find a copy of Notice concerning Date for Determination of Stockholders entitled to receive Interim Dividend, which will appear on the September 14, 2004 issue of the Nippon Keizai Shimbun. English translation of such notice is also provided for your reference.

Yours sincerely,

/s/ Hideyoshi Takarada
Hideyoshi Takarada
Manager
Finance Division

cc.	Mr. Tetsuo Oshima

Honda North America, New York Office

First Quarter Report

Period Ended June 30, 2004 1

HONDA

The Power of Dreams

Consolidated Financial Summary (Unaudited)

Financial Highlights

Honda Motor Co., Ltd. and Subsidiaries

For the three months ended June 30, 2003 and 2004

	Millions of yen		Millions of U.S. dollar
	2003	2004	2004
Net sales and other operating revenue	¥2,008,228	¥2,073,153	$19,120
Operating income	159,465	159,993	1,476
Income before income taxes and equity in income of affiliates	147,995	174,080	1,605
Net income	101,819	114,262	1,054

	Yen		U.S. dollar
Basic net income per
Common share	¥106.02	¥121.65	1.12
American share	53.01	60.82	0.56

Note: Certain reclassifications have been made to operating income of the prior year’s fiscal first quarter to conform to the presentation used for the fiscal first quarter ended

June 30, 2004.

	Thousands of unit
Unit Sales Breakdown	2003		2004

MOTORCYCLES
Japan	94	(94)	97	(97)
North America	99	(65)	126	(63)
Europe	101	(99)	109	(106)
Asia	1,498	(1,498)	2,038	(2,038)
Other Regions	209	(207)	212	(208)

Total	2,001	(1,963)	2,582	(2,512)

Note: Numbers in parentheses represent unit sales of motorcycles included in the total.
AUTOMOBILES
Japan	153		154
North America	397		391
Europe	56		66
Asia	79		122
Other Regions	23		39

Total	708		772

POWER PRODUCTS
Japan	110		118
North America	634		702
Europe	244		285
Asia	154		204
Other Regions	75		78

Total	1,217		1,387

	Millions of yen
Net Sales Breakdown	2003		2004
MOTORCYCLE BUSINESS
Japan	¥23,684	(9.8)%	¥25,754	(9.4)%
North America	59,294	(24.5)	72,396	(26.4)
Europe	62,280	(25.8)	67,700	(24.7)
Asia	60,905	(25.2)	66,324	(24.2)
Other Regions	35,391	(14.7)	41,912	(15.3)

Total	¥241,554	(100.0)%	¥274,086	(100.0)%

AUTOMOBILE BUSINESS
Japan	¥294,184	(18.2)%	¥324,108	(19.6)%
North America	1,033,041	(63.7)	953,620	(57.6)
Europe	126,298	(7.8)	145,397	(8.8)
Asia	123,492	(7.6)	160,622	(9.7)
Other Regions	43,986	(2.7)	71,443	(4.3)

Total	¥1,621,001	(100.0)%	¥1,655,190	(100.0)%

FINANCIAL SERVICES
Japan	¥5,359	(8.5)%	¥5,248	(9.0)%
North America	56,094	(88.6)	50,336	(85.9)
Europe	1,737	(2.7)	2,113	(3.6)
Asia	151	(0.2)	334	(0.6)
Other Regions	—	(—)	556	(0.9)

Total	¥63,341	(100.0)%	¥58,587	(100.0)%

POWER PRODUCT AND OTHER BUSINESSES
Japan	¥28,069	(34.1)%	¥28,740	(33.7)%
North America	28,349	(34.4)	28,663	(33.6)
Europe	15,029	(18.3)	17,869	(20.9)
Asia	7,634	(9.3)	6,284	(7.4)
Other Regions	3,251	(3.9)	3,734	(4.4)

Total	¥82,332	(100.0)%	¥85,290	(100.0)%

TOTAL
Japan	¥351,296	(17.5)%	¥383,850	(18.5)%
North America	1,176,778	(58.6)	1,105,015	(53.3)
Europe	205,344	(10.2)	233,079	(11.2)
Asia	192,182	(9.6)	233,564	(11.3)
Other Regions	82,628	(4.1)	117,645	(5.7)

Total	¥2,008,228	(100.0)%	¥2,073,153	(100.0)%

Notes:	1. The geographical breakdown of net sales is based on the location of customers.
2. Net sales of power product and other businesses includes revenue from sales of power products and related parts, leisure businesses and trading, etc.

To Our Shareholders

•	Performance Highlights (First Quarter Results)

Honda’s consolidated net income for the fiscal first quarter ended June 30, 2004 totaled ¥114.2 billion ($1,054 million), an increase of 12.2% from the corresponding period in 2003. Basic net income per common share for the quarter amounted to ¥121.65 ($1.12), compared to ¥106.02 for the same period in 2003. Two of Honda’s American Depositary Shares represent one common share.

Unit sales in all of Honda’s business categories relating to products, namely motorcycles, automobiles and power products, increased during the fiscal first quarter, and consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to ¥2,073.1 billion ($19,120 million), an increase of 3.2% over the corresponding period in 2003. Revenue included currency translation effects and was negatively affected by the translation of foreign currency denominated revenue from Honda’s overseas subsidiaries into yen. Honda estimates that if the exchange rate of yen had remained unchanged from that in the corresponding period in 2003, revenue for the quarter would have increased approximately 7.7%.

Consolidated operating income for the fiscal first quarter totaled ¥159.9 billion ($1,476 million), an increase of 0.3% compared to the corresponding period in 2003. This increase was primarily due to the growth in revenue as a result of higher unit sales of automobiles, motorcycles and power products as well as ongoing cost reduction effects, which offset the negative effects of the depreciation of the U.S. dollar.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled ¥174.0 billion ($1,605 million), an increase of 17.6% from the corresponding period in 2003.

•	Review of Operations

With respect to Honda’s sales in the fiscal first quarter by business category, motorcycle unit sales increased 29.0%, to 2,582 thousand units. Of them, unit sales in Japan increased 3.2%, to 97 thousand units, and overseas unit sales increased 30.3%, to 2,485 thousand units. Revenue increased 13.5%, to ¥274.0 billion ($2,528 million). This increase was mainly due to increased unit sales, which offset the negative impact of the appreciation of the yen against the U.S. dollar. Operating income increased 197.6%, to ¥17.1 billion ($159 million).

Honda’s unit sales of automobiles for the quarter increased 9.0%, to 772 thousand units. In Japan, unit sales of automobiles increased 0.7%, to 154 thousand units, and overseas unit sales increased 11.4%, to 618 thousand units. Revenue increased 2.1%, to ¥1,655.1 billion ($15,265 million), primarily due to increased unit sales, offsetting negative currency translation effects. Operating income decreased 5.3%, to ¥115.6 billion ($1,067 million), mainly due to negative currency effects caused by the depreciation of the U.S. dollar, which offset positive impacts of higher profit from increased revenue and ongoing cost reduction effects.

Revenue from financial services for the quarter decreased 7.1%, to ¥59.4 billion ($548 million). Operating income decreased 26.8%, to ¥22.2 billion ($205 million).

Unit sales of power product for the quarter totaled 1,387 thousand units, an increase of 14.0% compared to the corresponding period in 2003. Of them, unit sales in Japan totaled 118 thousand units, an increase of 7.3%, and overseas unit sales increased 14.6%, to 1,269 thousand units. Revenue from power products and other businesses increased 3.3%, to ¥88.5 billion ($817 million), primarily due to increased unit sales of power products, offsetting negative currency translation effects. Operating income increased 332.9%, to ¥4.8 billion ($45 million).

September 2004

Takeo Fukui

President and Chief Executive Officer

News Briefs

North America

•	Honda Accord V6 Hybrid : Honda’s Best-Selling Vehicle Goes Hybrid

American Honda Motor Co., Inc., released the first images of its 2005 Accord V6 Hybrid, a gas–electric hybrid version of Honda’s best-selling car, scheduled to go on sale at Honda dealerships nationwide later this year. Utilizing a next-generation hybrid powertrain, the Accord V6 Hybrid will deliver power and performance above the current 240-horsepower Accord V6 with the fuel economy of a compact-class, four-cylinder Civic sedan.

“Putting hybrid technology into our most popular model is a further indication of Honda’s commitment to hybrid technology and our confidence that consumers are ready for more hybrid models,” said Tom Elliot, executive vice president of American Honda Motor. “The Accord V6 Hybrid delivers both increased performance and higher fuel economy. It takes hybrid technology into all new territory.”

With leading-class performance and fuel efficiency provided by a highly advanced and super-efficient hybrid V6 powertrain, the Accord V6 Hybrid will produce in excess of 240 horsepower with near-peak torque available across the engine’s full operating range for exhilarating performance with superb acceleration, passing power and cruising comfort. Honda’s innovative new Variable Cylinder Management (VCM) technology further enhances the efficiency of the Accord V6 Hybrid by deactivating three of the engine’s six cylinders during cruising and deceleration with no impact to vehicle performance or passenger comfort.

Accord V6 Hybrid

Honda’s advanced and super-efficient Integrated Motor Assist (IMA) hybrid system utilizes a high-output electric motor/generator to provide for more efficient engine operation by capturing electrical energy during braking or deceleration and using that energy to help power the vehicle. In addition, the system features the ability to shut off the engine during vehicle stops for further efficiency gains. The resulting savings in fuel consumption, along with VCM cylinder deactivation, provides for fuel economy comparable to a compact-class Civic sedan powered by a four-cylinder engine.

The Accord V6 Hybrid’s exterior has a number of exclusive features, including a unique front grille design, new taillight appearance and special hybrid badging, along with a rear trunk lid spoiler and exclusive alloy wheel design for improved aerodynamics.

Japan

•	Honda Introduces New “3x2” Edix Mini-Van

Edix

Honda Motor Co., Ltd., introduced Edix, a distinctive new mini-van featuring six independent seats in two rows of three (“3x2” layout), creating a variety of communication-enhancing seating arrangements in an easy-to-handle vehicle with a short, wide body. The Edix went on sale July 8 at Honda automobile dealers throughout Japan.

The 3x2 design of the Edix delivers new value, offering a versatile communication space that enables occupants to share the fun of mobility as never before. Six independent seats are arranged in two rows of three, with the front and rear center seats mounted on long slides that allow for a V-pattern seat layout. This provides three-person, side-by-side seating without excessive vehicle width. What’s more, the long slide mechanism on the front center seat makes it possible to position the seat well back of the instrument panel and any deploying airbags, permitting the safer installation of a child seat1. This 3x2 layout enables passengers to flexibly position their seats based on the number and relationship of the occupants, creating a new type of communication space that allows occupants of the front and rear rows to share the same view and conversation.

The Edix mini-van offers numerous other advantages as well, such as a short, wide stance that helps create a dynamic, wedge-style exterior and a spacious, modern interior with a high-quality feel. Furthermore, despite the modest overall length, the Edix’s wide tread ensures stable handling and a smooth ride, combined with versatile seating that provides ample cargo space, even with six passengers on board.

[1]	Except infant seat. Accommodates a child or junior seat up to 460mm in width. A child seat can only be installed with the rear center seat slid back and the front center seat in the rear-most position.
*	Edix is the combination of “edit” and “six,” expressing the concept of a “six”-passenger mini-van that allows occupants to freely “edit” their interior environment for maximum enjoyment.

Other

•	Honda Begins Sales of New 50cc Scooter in China

Ziyou Today

Sundiro Honda Motorcycle Co., Ltd., Honda’s motorcycle production and sales joint venture in China, has begun sales in the Chinese market of the Ziyou Today 50cc scooter (in Japan, it is marketed as the Today).

Ziyou Today achieves excellent environmental performance, adopting the Euro 1 emission standard required in China and offering high fuel efficiency. In addition, Ziyou Today offers enhanced features, including an antitheft system. This high-quality and highly reliable scooter is being launched to offer new value for customers in China. The annual sales target of the Ziyou Today is estimated at approximately 50,000 units.

Ziyou Today is the Chinese version of the Today, first introduced to Japan in August 2002. Sundiro Honda has been manufacturing and exporting the Today to nine countries around the world, including Japan, Australia, New Zealand and Mexico. In Japan, the Today has been well received with total sales of more than 200,000 units from its introduction in August 2002 through May 2004.

The Chinese motorcycle market is estimated at 12 million units in 2004, with 50cc scooters estimated to account for one million of that total.

Consolidated Balance Sheets

Honda Motor Co., Ltd. and Subsidiaries

June 30, 2003, and March 31 and June 30, 2004

	Millions of yen
	June 30, 2003 (Unaudited)	March 31, 2004 (Audited)	June 30, 2004 (Unaudited)
Assets
Current assets:
Cash and cash equivalents	¥578,991	¥724,421	¥654,931
Trade accounts and notes receivables	380,891	373,416	336,584
Finance subsidiaries–receivables, net	1,114,177	1,264,620	1,296,870
Inventories	775,977	765,433	756,169
Deferred income taxes	212,537	222,179	196,026
Other current assets	255,641	303,185	335,739

Total current assets	3,318,214	3,653,254	3,576,319

Finance subsidiaries–receivables, net	2,377,177	2,377,338	2,380,262
Investments and advances	453,376	541,066	564,619
Property, plant and equipment, at cost:
Land	348,858	354,762	355,628
Buildings	955,703	968,159	978,705
Machinery and equipment	2,039,632	2,072,347	2,103,455
Construction in progress	85,312	49,208	73,001

	3,429,505	3,444,476	3,510,789
Less accumulated depreciation	2,019,359	2,008,945	2,053,115

Net property, plant and equipment	1,410,146	1,435,531	1,457,674

Other assets	351,758	321,579	323,006

Total assets	¥7,910,671	¥8,328,768	¥8,301,880

Liabilities and Stockholders’ Equity
Current liabilities:
Bank loans and commercial paper	¥891,795	¥734,271	¥564,432
Current portion of long-term debt	364,525	487,125	527,946
Trade payables	757,514	911,237	813,989
Accrued expenses	762,206	813,733	783,822
Income taxes payable	50,689	31,194	31,254
Other current liabilities	317,763	357,259	391,320

Total current liabilities	3,144,492	3,334,819	3,112,763

Long-term debt	1,233,122	1,394,612	1,480,329
Other liabilities	798,561	724,937	720,935

Total liabilities	¥5,176,175	¥5,454,368	5,314,027

Stockholders’ equity:
Common stock	86,067	86,067	86,067
Capital surplus	172,529	172,719	172,719
Legal reserves	32,335	32,418	34,597
Retained earnings	3,245,153	3,589,434	3,679,876
Adjustments from foreign currency translation	(451,824)	(665,413)	(633,769)
Net unrealized gains on marketable equity securities	22,136	36,066	35,312
Minimum pension liabilities adjustments	(308,513)	(225,226)	(223,939)
Accumulated other comprehensive loss	(738,201)	(854,573)	(822,396)
Treasury stock	(63,387)	(151,665)	(163,010)

Total stockholders’ equity	¥2,734,496	¥2,874,400	¥2,987,853

Total liabilities and stockholders’ equity	¥7,910,671	¥8,328,768	¥8,301,880

Consolidated Statements of Income and Retained Earnings (Unaudited)

Honda Motor Co., Ltd. and Subsidiaries

For the three months ended June 30, 2003 and 2004

	Millions of yen
	Three months ended June 30, 2003	Three months ended June 30, 2004
Net sales and other operating revenue	¥2,008,228	¥2,073,153
Operating costs and expenses:
Cost of sales	1,378,586	1,441,910
Selling, general and administrative	367,433	363,055
Research and development	102,744	108,195

Operating income	159,465	159,993
Other income:
Interest	1,904	2,505
Other	3,005	29,303
Other expenses:
Interest	3,369	3,049
Other	13,010	14,672

Income before income taxes and equity in income of affiliates	147,995	174,080
Income taxes	58,922	78,647

Income before equity in income of affiliates	89,073	95,433
Equity in income of affiliates	12,746	18,829

Net income	101,819	114,262
Retained earnings:
Balance at beginning of period	3,161,664	3,589,434
Cash dividends paid	(15,386)	(21,641)
Transfer to legal reserves	(2,944)	(2,179)

Balance at end of period	¥3,245,153	¥3,679,876

	Yen
Basic net income per
Common share	¥106.02	¥121.65
American share	53.01	60.82

Segment Information (Unaudited)

Business Segment Information

For the three months ended June 30, 2004

	Millions of yen
	Motorcycle Business	Automobile Business	Financial Services	Power Product and Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥274,086	¥1,655,190	¥58,587	¥85,290	¥2,073,153	¥—	¥2,073,153
Intersegment sales	0	0	837	3,259	4,096	(4,096)	—

Total	¥274,086	¥1,655,190	¥59,424	¥88,549	¥2,077,249	¥(4,096)	¥2,073,153
Cost of sales, SG&A and R&D expenses	256,894	1,539,509	37,157	83,696	1,917,256	(4,096)	1,913,160

Operating income	¥17,192	¥115,681	¥22,267	¥4,853	¥159,993	¥0	¥159,993

For the three months ended June 30, 2003

Net sales and other operating revenue:
Sales to unaffiliated customers	¥241,554	¥1,621,001	¥63,341	¥82,332	¥2,008,228	¥—	¥2,008,228
Intersegment sales	0	0	617	3,417	4,034	(4,034)	—

Total	¥241,554	¥1,621,001	¥63,958	¥85,749	¥2,012,262	¥(4,034)	¥2,008,228
Cost of sales, SG&A and R&D expenses	235,778	1,498,847	33,544	84,628	1,852,797	(4,034)	1,848,763

Operating income	¥5,776	¥122,154	¥30,414	¥1,121	¥159,465	¥0	¥159,465

Notes:

1.	Business Segment:

Business Segment is based on Honda’s business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.

2.	Principal products of each segment:

Business	Sales	Principal Products
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), personal watercraft (PWC) and relevant parts	Motor-driven cycles, mid-sized motorcycles, small-sized motorcycles, ATVs, PWC
Automobile Business	Automobiles and relevant parts	Compact cars, sub-compact cars, mini-vehicles
Financial Services	Financial and insurance services
Power Product and Other Businesses	Power products and relevant parts, and others	Power tillers, generators, general-purpose engines, lawn mowers, outboard engines

Geographical Segment Information

For the three months ended June 30, 2004

	Millions of yen
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	¥453,368	¥1,107,408	¥229,476	¥182,274	¥100,627	¥2,073,153	¥—	¥2,073,153
Transfers between geographical segments	504,587	27,252	44,995	20,863	1,899	599,596	(599,596)	—

Total	¥957,955	¥1,134,660	¥274,471	¥203,137	¥102,526	¥2,672,749	¥(599,596)	¥2,073,153
Cost of sales, SG&A and R&D expenses	925,002	1,054,006	259,491	183,303	93,825	2,515,627	(602,467)	1,913,160

Operating income	¥32,953	¥80,654	¥14,980	¥19,834	¥8,701	¥157,122	¥2,871	¥159,993

For the three months ended June 30, 2003

Net sales and other operating revenue:
Sales to unaffiliated customers	¥411,863	¥1,179,328	¥202,828	¥147,097	¥67,112	¥2,008,228	¥—	¥2,008,228
Transfers between geographical segments	531,959	32,323	48,562	12,382	2,333	627,559	(627,559)	—

Total	¥943,822	¥1,211,651	¥251,390	¥159,479	¥69,445	¥2,635,787	¥(627,559)	¥2,008,228
Cost of sales, SG&A and R&D expenses	906,557	1,102,954	245,478	149,472	63,771	2,468,232	(619,469)	1,848,763

Operating income	¥37,265	¥108,697	¥5,912	¥10,007	¥5,674	¥167,555	¥(8,090)	¥159,465

Notes: 1.	Geographical segmentation is based on the location where sales originated.
2.	Asia was previously included in Other Regions. From the first half ended September 30, 2003, it is separately presented in the Geographical Segment.
3.	Certain reclassifications have been made to the geographical segment information of the prior year’s fiscal first quarter to conform to the presentation used for the fiscal first quarter ended June 30, 2004.

Overseas Sales

For the three months ended June 30, 2004

	Millions of yen
	North America	Europe	Asia	Other Regions	Total
Overseas sales	¥1,105,015	¥233,079	¥233,564	¥117,645	¥1,689,303
Consolidated sales					¥2,073,153
Overseas sales ratio to consolidated sales	53.3%	11.2%	11.3%	5.7%	81.5%

For the three months ended June 30, 2003

Overseas sales	¥1,176,778	¥205,344	¥192,182	¥82,628	¥1,656,932
Consolidated sales					¥2,008,228
Overseas sales ratio to consolidated sales	58.6%	10.2%	9.6%	4.1%	82.5%

Note:	Asia was previously included in Other Regions. From the first half ended September 30, 2003, it is separately presented in overseas sales. Certain reclassifications have been made to the overseas sales of the prior year’s fiscal first quarter to conform to the presentation used for the fiscal first quarter ended June 30, 2004.

Explanatory Notes:

1.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States because the Company has issued American Depositary Receipts listed on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission. All segment information, however, is prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan.

2.	The average exchange rates for the fiscal first quarter ended June 30, 2004 were ¥109.77=U.S.$1 and ¥132.28=€1. The approximate exchange rates for the corresponding period last year were ¥118.50=U.S.$1 and ¥134.66=€1.

3.	U.S. dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥108.43=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market on June 30, 2004.

4.	The Company’s common stock-to-ADR exchange rate was changed from two shares of common stock to one ADR to one share of common stock to two ADRs, effective January 10, 2002.

5.	The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, “Reporting Comprehensive Income.” The following table represents components of the Company’s comprehensive income. Other comprehensive income consists of changes in adjustments from foreign currency translation, net unrealized gains on marketable equity securities and minimum pension liabilities adjustment.

For the three months ended June 30

	Millions of yen
	2003	2004
Net income	¥101,819	¥114,262
Other comprehensive income	24,964	32,177

Comprehensive income	¥126,783	¥146,439

6.	Certain gains and losses on sale and disposal of property, plant and equipment, which were previously recorded in other income (expenses), have been reclassified to selling, general and administrative expenses and net realized gains and losses on interest rate swap contracts not designated as accounting hedges by finance subsidiaries, which were previously recorded in cost of sales, have been included in other income (expenses)–other in the prior year’s fiscal fourth quarter, respectively. Accordingly, those reclassifications have been made to the consolidated statements of income and retained earnings and to the segment information of the prior year’s fiscal first quarter to conform to the presentation used for the fiscal first quarter ended June 30, 2004.

7.	The number of treasury stock has been excluded from the calculation for basic net income per common share.

Investor Information

Transfer Agent for Common Stock

The Chuo Mitsui Trust and Banking Co., Ltd.

33-1, Shiba 3-chome, Minato-ku,

Tokyo 105-8574, Japan

Depositary and Transfer Agent for American Depositary Receipts

JPMorgan Chase Bank

270 Park Avenue,

New York, NY 10017-2070, U.S.A.

Stock Exchange Listings in Japan

Tokyo, Osaka, Nagoya, Sapporo and Fukuoka

Stock Exchange Listings Overseas

New York, London, Euronext Paris and Swiss stock exchanges

Total Shares of Common Stock Issued

974,414,215 (as of June 30, 2004)

Honda Motor Co., Ltd.

1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556, Japan

Phone: (03) 3423-1111

URL: http://world.honda.com/

Honda North America, Inc.

New York Office

540 Madison Avenue, 32nd Floor,

New York, NY 10022, U.S.A.

Phone: (212) 355-9191

Honda Motor Europe Limited

Public Relations & Investor Relations Division

470 London Road,

Slough, Berkshire SL3 8QY, U.K.

Phone: (01753) 590-590